1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2003

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the operational statistics of the Group for the month of January 2003, dated February 20, 2003.	4
1.2	Announcement in respect of the Errata to Certain Operational Statistics for the month of January 2003, dated February 21, 2003.	6

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED (Registrant)

Date: February 24, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

3

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of January 2003.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (the “Group”) for the month of January 2003.

Operational Statistics for the month of January 2003 and the comparative figures for the previous month are as follows:-

	January 2003	December 2002
1. CELLULAR SERVICES (Notes 3)
Aggregated Number of GSM Cellular Services Subscribers	54.671 million	38.623 million
— Post-Paid Subscribers	30.157 million	18.679 million
— Pre-Paid Subscribers	24.514 million	19.944 million

Aggregated Net Addition in 2003 of GSM Cellular Services Subscribers	1.205 million	—
— Post-Paid Subscribers	0.438 million	—
— Pre-Paid Subscribers	0.767 million	—
Aggregated Number of CDMA Cellular Services Subscribers	7.022 million	4.491 million
Aggregated Net Addition in 2003 of CDMA Cellular Services Subscribers	0.770 million	—

2. INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES
Aggregated Usage Volume in 2003 of Outgoing Calls of Circuit Switched Long Distance Telephone (minutes)	0.4749 billion	—
— Domestic Long Distance	0.4642 billion	—
— International, Hong Kong, Macau & Taiwan Long Distance	0.0107 billion	—
Aggregated Usage Volume in 2003 of Outgoing Calls of IP Telephone (minutes)	0.7627 billion	—
— Domestic Long Distance	0.7513 billion	—
— International, Hong Kong, Macau & Taiwan Long Distance	0.0114 billion	—

3. INTERNET SERVICES
Aggregated Number of Internet Subscribers	7.611 million	7.292 million

4. PAGING SERVICES
Aggregated Number of Paging Subscribers	16.845 million	17.682 million

Notes:

1.         All the Aggregated Numbers recorded for the months of December 2002 and January 2003 are aggregated data reported at 24:00 on 31 December 2002 and 31 January 2003 respectively.

2.         The accounting period of all Aggregated Net Additions and all Aggregated Usage Volumes for the month of January 2003 is the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 January 2003.

3.         Additional information for Cellular Services:

            Operational Statistics for Cellular Services for January 2003 and its comparative figures for December 2002 are analysed by the original listed service areas (annotation (a)) and the newly acquired service areas (annotation (b)) as follows:

	January 2003		December 2002
	Original Listed Service Areas	Newly Acquired Service Areas	Original Listed Service Areas	Newly Acquired Service Areas
GSM Cellular Services
Aggregated Number of Subscribers	39.408 million	15.263 million	38.623 million	14.843 million
— Post-Paid Subscribers	18.873 million	11.284 million	18.679 million	11.040 million
— Pre-Paid Subscribers	20.535 million	3.979 million	19.944 million	3.803 million
Aggregated Net Addition in 2003 of Subscribers	0.785 million	0.420 million	—	—
— Post-Paid Subscribers	0.194 million	0.244 million	—	—
— Pre-Paid Subscribers	0.591 million	0.176 million	—	—

CDMA Cellular Services
Aggregated Number of Subscribers	5.093 million	1.929 million	4.491 million	1.754 million
Aggregated Net Addition in 2003 of Subscribers	0.602 million	0.168 million	—	—

Annotations:

(a)       The Original Listed Service Areas mean the twelve provinces and cities in the PRC for which cellular services are provided by the Company, including Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei Provinces, and Beijing, Shanghai and Tianjin Municipalities.

(b)       The Newly Acquired Service Areas mean the nine provinces, cities and autonomous regions in the PRC of which the cellular services had been acquired by the Company from China Unicom BVI Limited on 31 December 2002, including Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, and Sichuan Provinces, and Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of December 2002 and January 2003 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board CHINA UNICOM LIMITED Ngai Wai Fung Company Secretary

Hong Kong, 20 February 2003

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Board is to announce errata to certain operational statistics of the Group for the month of January 2003 as announced on 20 February 2003.

Introduction

Reference is made to the announcement (the “Announcement”) dated 20 February 2003 regarding the disclosure of the operational statistics of the Group for the month of January 2003.

Terms defined in the Announcement have the same meanings when used in the Announcement.

Errata to certain operational statistics of January 2003

In respect of Cellular Services, Aggregated Net Addition in 2003 of CDMA Cellular Services Subscribers shall be corrected as follows:

	As Announced in the Announcement	As Corrected
Aggregated Net Addition in 2003 of CDMA Cellular Services Subscribers	0.770 million	0.777 million

Aggregated Net Addition in 2003 of CDMA Cellular Services Subscribers in Newly Acquired Service Areas	0.168 million	0.175 million

The Board expresses apology for any inconvenience caused by the above errata.

By order of the Board CHINA UNICOM LIMITED Ngai Wai Fung Company Secretary

Hong Kong, 21 February 2003